Subject to Completion
              Preliminary Pricing Supplement dated July 19, 2000

PRICING SUPPLEMENT
------------------
(To prospectus supplement and prospectus dated June 16, 2000 and June 15, 2000, respectively)

                                  $20,000,000
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series B

                     % Stock-Linked Notes due July   , 2002
               (Linked to the performance of the common stock of
                        The Procter & Gamble Company)
                            ----------------------

The notes:                              Payment formula:

o   The issue price for each note       o   For each $1,000 principal
    equals its principal amount,            amount of the notes you own,
    plus accrued interest, if any,          the amount you will receive at
    from July   , 2000.                     maturity will equal the lesser
                                            of:
o   We will pay you interest on the
    principal amount of the notes           o  the Capped Value equal to $
    semi-annually at a rate per                per $1,000 principal amount,
    year equal to    %.                        or

o   At maturity, for each $1,000            o  the product of the exchange
    principal amount of the notes              ratio and the average market
    you own, we will pay you an                price of the common stock of
    amount in US dollars based on              The Procter & Gamble Company
    the formula described in this              determined as described in
    pricing supplement.                        this pricing supplement.

o   The amount you receive at           o   At maturity, if the price of
    maturity will not exceed the            The Procter & Gamble Company
    Capped Value of $      for each         common stock has decreased
    $1,000 principal amount.                since the date of this pricing
                                            supplement you will receive
o   We will not redeem the notes            less than the principal amount
    prior to the maturity date.             of your notes.

o   The notes have been approved        o   The exchange ratio initially
    for listing on the American             equals       and is subject to
    Stock Exchange under the                adjustment from time to time as
    trading symbol "    ".                  described in this pricing
                                            supplement.

                     Investing in the notes involves risk.
     See "Risk Factors" beginning on page PS-5 of this pricing supplement.

         Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

                            ----------------------

                              Merrill Lynch & Co.

                            ----------------------

             The date of this pricing supplement is July   , 2000.

Terms of the notes:

Notes ..............................      % Stock-Linked Notes due July   , 2002
                                        (Linked to the performance of the
                                        common stock of The Procter & Gamble
                                        Company ("Procter & Gamble")),
                                        Medium-Term Notes, Series B.

Aggregate principal amount .........    $20,000,000.

Issuer .............................    Merrill Lynch & Co., Inc.

                                        References to "ML&Co.", "we", "us" and
                                        "our" are to Merrill Lynch & Co., Inc.

Maturity date ......................    July   , 2002.

Interest rate ......................        % per year.  Interest on the note
                                        will be computed on the basis of a
                                        360-day year of twelve 30-day months.

Interest payment dates .............    January    and July   , commencing
                                        January   , 2001.

Issue price ........................    $1,000 per note.

Original issue date ................    July   , 2000.

CUSIP number .......................    59018Y    .

Form of notes ......................    Book-entry only.

Denominations ......................    We will issue and sell the notes in
                                        denominations of $1,000 and integral
                                        multiples of $1,000 in excess thereof.

Trustee ............................    The Chase Manhattan Bank.

Amount payable at maturity..........    At maturity, in addition to accrued and
                                        unpaid interest, you will receive for
                                        each $1,000 principal amount of the
                                        notes you own, an amount equal to the
                                        lesser of:

                                        o  the Capped Value equal to $      per
                                           $1,000 principal amount, or

                                        o  the product of the exchange ratio
                                           and the average (arithmetic mean)
                                           market price of the common stock of
                                           Procter & Gamble for the first five
                                           Calculation Days during the
                                           Calculation Period. If there are
                                           fewer than five Calculation Days in
                                           the Calculation Period with respect
                                           to the Procter & Gamble common
                                           stock, then the amount payable at
                                           maturity shall be calculated using
                                           the average, arithmetic mean, of
                                           the market prices of Procter &
                                           Gamble common stock on those
                                           Calculation Days, and if there is
                                           only one Calculation Day, then the
                                           amount payable at maturity shall be
                                           calculated using the market price
                                           of Procter & Gamble common stock on
                                           such Calculation Day. If no
                                           Calculation Days occur during the
                                           Calculation Period with respect to
                                           Procter & Gamble common stock, then
                                           the amount payable at maturity
                                           shall be calculated using the
                                           market price of Procter & Gamble
                                           common stock determined on the last
                                           scheduled Calculation Day in the
                                           Calculation Period, regardless of
                                           the occurrence of a Market
                                           Disruption Event on that day.

                                        "Calculation Period" means the period
                                        from and including the seventh
                                        scheduled Calculation Day prior to the
                                        maturity date to and including the
                                        third scheduled Calculation Day prior
                                        to the maturity date.

                                        "Calculation Day" means, with respect
                                        to Procter & Gamble common stock, any
                                        Trading Day during the Calculation
                                        Period on which a Market Disruption
                                        Event has not occurred.

Exchange ratio......................    The exchange ratio is equal to the
                                        product of         and the share
                                        multiplier.

Share multiplier....................    The share multiplier initially will be
                                        set at 1.0, but will be subject to
                                        adjustment upon the occurrence of
                                        certain corporate events described in
                                        the section entitled "Dilution and
                                        Reorganization Adjustments".

Market price........................    The market price for any date of
                                        determination on any Trading Day means
                                        the official closing price, in the
                                        afternoon session of one share of
                                        Procter & Gamble common stock as
                                        reported by the principal exchange in
                                        the United States on which the Procter
                                        & Gamble common stock is traded on
                                        that date as determined by the
                                        calculation agent.

                                        If the official closing price is not
                                        available for any reason, including,
                                        without limitation, the occurrence of
                                        a Market Disruption Event, the market
                                        price for Procter & Gamble common
                                        stock for any date will be the
                                        arithmetic mean, as determined by the
                                        calculation agent, of the bid prices
                                        for the security obtained from as many
                                        dealers in the security, but not
                                        exceeding three, as have made the bid
                                        prices available to the calculation
                                        agent after 3:00 p.m., local time in
                                        the principal market, on that date.

Trading Day.........................    A day on which the NYSE, the AMEX and
                                        the Nasdaq Stock Market are open for
                                        trading as determined by the
                                        calculation agent.

Business Day........................    Any day other than a Saturday or Sunday
                                        that is neither a legal holiday nor a
                                        day on which banking institutions are
                                        authorized or required by law or
                                        regulation to close in The City of New
                                        York.

Calculation agent...................    Merrill Lynch, Pierce, Fenner & Smith
                                        Incorporated.

                                        References to "MLPF&S" are to Merrill
                                        Lynch, Pierce, Fenner & Smith
                                        Incorporated.

                                        All determinations made by the
                                        calculation agent shall be at the sole
                                        discretion of the calculation agent
                                        and, absent manifest error, shall be
                                        conclusive for all purposes and
                                        binding on ML&Co. and beneficial
                                        owners of the notes.

                                        All percentages resulting from any
                                        calculation on the notes will be
                                        rounded to the nearest one
                                        hundred-thousandth of a percentage
                                        point, with five one-millionths of a
                                        percentage point rounded upwards,
                                        e.g., 9.876545% (or .09876545) would
                                        be rounded to 9.87655% (or .0987655),
                                        and all dollar amounts used in or
                                        resulting from this calculation will
                                        be rounded to the nearest cent with
                                        one-half cent being rounded upwards.

                                 RISK FACTORS

     Your investment in the notes will involve certain risks, including risks not necessarily associated with similar investments in a conventional debt security. You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.

Your investment may result in a loss

     The notes may not repay their principal amount. Because the price of Procter & Gamble common stock is subject to market fluctuations, the amount of cash you receive at maturity may be more or less than the principal amount of your notes.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     The amount we pay you at maturity and the interest to be paid on the notes may be less than the return you could earn on other investments. The terms of the notes differ from the terms of ordinary debt securities because the amount payable at maturity in excess of the principal amount, if any, is based substantially on the appreciation in price, if any, of the Procter & Gamble common stock on the five scheduled Trading Days shortly prior to the maturity date. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you consider the effect of factors that affect the time value of money.

Your return is capped and will not reflect the return of owning Procter & Gamble common stock

     You should understand that the opportunity to participate in the possible increases in the price of Procter & Gamble common stock through an investment in the notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which represents an appreciation of
    % over the initial issue price of the notes. However, in the event that the value of the Procter & Gamble common stock declines over the term of the notes, you will realize the entire decline in value of the notes, and may lose all or a part of your initial investment. There is no assurance that the amount that you receive on the maturity date will be equal to or greater than the initial issue price of the notes. Accordingly, the value of the notes may decline and that decline could be substantial.

     In addition, your return on the notes will not reflect the return you would realize if you actually owned Procter & Gamble common stock and received the dividends, if any, paid on Procter & Gamble common stock because the amount payable at maturity is calculated by reference to the prices of Procter & Gamble common stock without taking into consideration the value of any normal dividends paid on Procter & Gamble common stock.

Your return on the notes will not reflect the payment of dividends

     The calculation of the market price of the Procter & Gamble common stock and any amount payable to you at maturity does not take into consideration the value of cash dividends, if any, paid on the Procter & Gamble common stock, other than as described in the section entitled "Dilution and Reorganization Adjustments". Your return will not be the same as the return you could earn by owning Procter & Gamble common stock directly and receiving the dividends, if any, paid on such shares of common stock.

There may be an uncertain trading market for the notes

     The notes have been approved for listing on the AMEX under the symbol
"    ", subject to official notice of issuance. There is no historical information to indicate how the notes will trade in the secondary market. Listing the notes on the AMEX does not necessarily ensure that a liquid trading market will develop for the notes. The development of a liquid trading market for the notes will depend on our financial performance and other factors such as the appreciation, if any, in the price of the Procter & Gamble common stock. In addition, it is unlikely that the secondary market price of the notes will correlate exactly with the value of the Procter & Gamble common stock.

     If the trading market for the notes is limited, there may be a limited number of buyers when you decide to sell your notes if you do not wish to hold your investment until the maturity date. This may affect the price you receive.

Many factors affect the trading value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

     The trading value of the notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor. For example, an increase in interest rates may offset some or all of any increase in the trading value of the notes attributable to another factor, such as an increase in the value of the Procter & Gamble common stock. The following paragraphs describe the expected impact on the market value of the notes given a change in a specific factor, assuming all other conditions remain constant.

     The value of Procter & Gamble common stock is expected to affect the trading value of the notes. The market value of the notes will depend substantially on the value of Procter & Gamble common stock. In general, the value of the notes will decrease as the value of Procter & Gamble common stock decreases and the value of the notes will increase as the value of Procter & Gamble common stock increases, subject to the Capped Value. However, as the value of Procter & Gamble common stock increases or decreases, the value of the notes is not expected to increase or decrease at the same rate as the change in value of Procter & Gamble common stock. Additionally, political, economic and other developments that can affect the capital markets generally and the market segment of which Procter & Gamble is a part, and over which we have no control, may affect the value of Procter & Gamble common stock and, consequently, may also affect the value of the notes. Because the value of the notes at maturity cannot be greater than the Capped Value, generally we do not expect the notes will trade above the Capped Value in the secondary market.

     Changes in the levels of interest rates are expected to affect the trading value of the notes. In general, we anticipate that if U.S. interest rates increase, the trading value of the notes will decrease, and conversely, if U.S. interest rates decrease, the trading value of the notes will increase. In general, fluctuations in interest rates will affect the U.S. economy and, in turn, the value of Procter & Gamble common stock. Rising interest rates may lower the value of Procter & Gamble common stock and, as a result, the value of the notes. Falling interest rates may increase the value of Procter & Gamble common stock and, as a result, may increase the value of the notes.

     Changes in the volatility of Procter & Gamble common stock are expected to affect the trading value of the notes. Volatility is the term used to describe the size and frequency of market price fluctuations. In general, if the volatility of Procter & Gamble common stock increases, we expect that the trading value of the notes will decrease and if the volatility of Procter & Gamble common stock decreases, we expect that the trading value of the notes will increase.

     Changes in dividend yield on the Procter & Gamble common stock are expected to affect the trading value of the notes. In general, if the dividend yield, if any, on Procter & Gamble common stock increases, we expect that the value of the notes will decrease, and conversely, if the dividend yield, if any, on Procter & Gamble common stock decreases, we expect that the value of the notes will increase.

     Changes in our credit ratings may affect the trading value of the notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the notes. However, because your return on your notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the percentage increase in the value of the Procter & Gamble common stock, an improvement in our credit ratings will not reduce the investment risks related to the notes.

     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the notes of a given change in most of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

The amount payable at maturity is not subject to adjustment for all corporate events

     The amount that you are entitled to receive on the maturity date is subject to adjustment for the specified corporate events affecting the Procter & Gamble common stock described in the section entitled "Dilution and Reorganization Adjustments". However, these adjustments do not cover all corporate events that could affect the market price of the Procter & Gamble common stock. The occurrence of any other event not described under "Dilution and Reorganization Adjustments" may adversely affect the determination of the market price and the trading value of the notes.

No affiliation between ML&Co. and Procter & Gamble

     We are not affiliated with Procter & Gamble, and Procter & Gamble has no obligations with respect to the notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of beneficial owners of the notes into consideration for any reason. Procter & Gamble will not receive any of the proceeds of the offering of the notes made hereby and is not responsible for, and has not participated in, the determination or calculation of the amount receivable by beneficial owners of the notes on the maturity date. In addition, Procter & Gamble is not involved with the administration or trading of the notes and has no obligations with respect to the amount receivable by beneficial owners of the notes.

As a holder of the notes, you have no stockholder rights with respect to the Procter & Gamble common stock

     You will not be entitled to any rights with respect to the common stock of Procter & Gamble including, without limitation, the right to receive dividends or other distributions, if any, on, to vote or to tender or exchange the shares of Procter & Gamble common stock in any tender or exchange offer by the issuer of Procter & Gamble common stock or any third party.

Amounts payable on the notes may be limited by state law

     New York State law governs the 1993 Indenture under which ML&Co. will issue the notes. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes Notes like the notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to Notes in which $2,500,000 or more has been invested.

     While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for your benefit, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts

     The calculation agent for the notes is one of our subsidiaries. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the notes could give rise to conflicts of interests between the calculation agent and the holders of the notes. These conflicts could occur, for instance, in connection with the calculation agent's determination as to whether a Market Disruption Event (as defined herein) has occurred or in connection with judgments that the calculation agent would be required to make with respect to certain anti-dilution and reorganization adjustments to the market price of the Procter & Gamble common stock. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

     We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due under the notes. Our subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Uncertain tax consequences

     You should also consider the tax consequences of investing in the notes, certain aspects of which are uncertain. See "United States Federal Income Taxation" below.

                      WHERE YOU CAN FIND MORE INFORMATION

ML&Co.

     We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov. The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copying charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We will send you copies of our SEC filings, excluding exhibits, at no cost upon request. Please address your request to Lawrence M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 222 Broadway, 17th Floor, New York, New York 10038; telephone number (212) 670-0425.

Procter & Gamble

     Procter & Gamble also files reports, proxy statements and other information with the SEC. Information provided to or filed with the SEC by Procter & Gamble pursuant to the Exchange Act can be located at the SEC's facilities or accessed through the SEC's website by reference to SEC file number 1-00434. You may also inspect Procter & Gamble's SEC reports and other information at the NYSE. In addition, information regarding Procter & Gamble may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of the information or reports.

                    DILUTION AND REORGANIZATION ADJUSTMENTS

     The share multiplier used to calculate the exchange ratio on any date of determination is subject to adjustment by the calculation agent as a result of the dilution and reorganization adjustments described in this section.

Stock splits and reverse stock splits

     If Procter & Gamble common stock is subject to a stock split or reverse stock split, then once such split has become effective, the share multiplier will be adjusted to equal the product of the prior share multiplier and the number of shares which a holder of one share of Procter & Gamble common stock before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

Stock dividends

     If Procter & Gamble common stock is subject to a stock dividend, i.e., issuance of additional shares of Procter & Gamble common stock, that is given ratably to all holders of shares of Procter & Gamble common stock, then once such shares are trading ex-dividend, the share multiplier will be adjusted so that the new share multiplier shall equal the prior share multiplier plus the product of:

     o the number of shares of Procter & Gamble common stock issued with respect to one share of Procter & Gamble common stock, and

     o    the prior share multiplier.

Extraordinary dividends

     There will be no adjustments to the share multiplier to reflect cash dividends or distributions paid, if any, with respect to Procter & Gamble common stock other than distributions described under clause (e) of the section entitled "--Reorganization Events" below and Extraordinary Dividends as described below.

     An "Extraordinary Dividend" means, with respect to a cash dividend or other distribution with respect to Procter & Gamble common stock, the extent to which a dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for Procter & Gamble common stock by an amount equal to at least 10% of the market price of Procter & Gamble common stock on the Trading Day preceding the ex-dividend date with respect to the Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to Procter & Gamble common stock, the share multiplier will be adjusted on the ex-dividend date with respect to the Extraordinary Dividend so that the new share multiplier will equal the product of:

o    the then-current share multiplier, multiplied by

o a fraction, the numerator of which is the closing price per share of Procter & Gamble common stock on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the closing price on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount.

     The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for the Procter & Gamble common stock will equal:

o in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of that Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend, or

o in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of that Extraordinary Dividend.

     To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent, whose determination shall be conclusive. A distribution on Procter & Gamble common stock described in clause (e) of the section entitled "--Reorganization Events" below that also constitutes an Extraordinary Dividend shall cause an adjustment to the share multiplier pursuant only to clause (e) under the section entitled "--Reorganization Events".

Issuance of transferable rights or warrants

     If Procter & Gamble issues transferable rights or warrants to all holders of Procter & Gamble common stock to subscribe for or purchase Procter & Gamble common stock, including new or existing rights to purchase Procter & Gamble common stock pursuant to a shareholder's rights plan or arrangement, once a triggering event shall have occurred thereunder, at an exercise price per share less than the closing price of one share of Procter & Gamble common stock on:

     o the date the exercise price of those rights or warrants is determined and

     o    the expiration date of those rights or warrants,

then, in each case, if the expiration date of those rights or warrants precedes the maturity date, then the share multiplier will be adjusted to equal the product of the prior share multiplier and a fraction, the numerator of which shall be the number of shares of Procter & Gamble common stock outstanding immediately prior to the issuance plus the number of additional shares of Procter & Gamble common stock offered for subscription or purchase pursuant to those rights or warrants and the denominator of which shall be the number of shares of Procter & Gamble common stock outstanding immediately prior to the issuance plus the number of additional shares of Procter & Gamble common stock which the aggregate offering price of the total number of shares of Procter & Gamble common stock so offered for subscription or purchase pursuant to those rights or warrants would purchase at the closing price of one share of Procter & Gamble common stock on the expiration date of those rights or warrants, which shall be determined by multiplying the total number of shares offered by the exercise price of those rights or warrants and dividing the product so obtained by the closing price.

Reorganization events

     If   before the maturity date of the notes,

     (a) there occurs any reclassification or change of Procter & Gamble common stock,

     (b) Procter & Gamble, or any surviving entity or subsequent surviving entity of Procter & Gamble (a "Successor Entity"), has been subject to a merger, combination or consolidation and is not the surviving entity,

     (c) any statutory exchange of securities of Procter & Gamble or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above,

     (d)  Procter & Gamble is liquidated,

     (e) Procter & Gamble issues to all of its shareholders equity securities of an issuer other than Procter & Gamble, other than in a transaction described in clauses (b), (c) or (d) above (a "Spin-off Event"), or

     (f) a tender or exchange offer is consummated for all the outstanding shares of Procter & Gamble (an event in clauses (a) through (f) a "Reorganization Event"),

the Market Price shall be adjusted to include the Reorganization Event Amount.

     The "Reorganization Event Amount" shall be determined by the calculation agent and shall equal the sum of the following:

          (1) for any cash received in a Reorganization Event, an amount equal to the amount of cash received per share of Procter & Gamble common stock multiplied by the share multiplier in effect on the date all of the holders of shares of Procter & Gamble common stock have agreed or have become irrevocably obligated to exchange those shares,

          (2) for any property other than cash or securities received in a Reorganization Event, the market value, as determined by the calculation agent, of the property received for each share of Procter & Gamble common stock at the date of the receipt of the property multiplied by the then current share multiplier,

          (3) for any security received in a Reorganization Event, an amount equal to (a) the average market price per share of that security for the first five Calculation Days during the Calculation Period multiplied by (b) the quantity of that security received for each share of Procter & Gamble common stock multiplied by the then current share multiplier, and

          (4) for any security received in the case of a Spin-off Event, in addition to the shares of Procter & Gamble common stock, an amount equal to (a) the average market price per share of that security for the first five Calculation Days during the Calculation Period multiplied by (b) the quantity of that security received for each share of Procter & Gamble common stock multiplied by the then current share multiplier.

          The respective share multiplier with respect to these securities shall equal the product of the share multiplier in effect for Procter & Gamble common stock at the time of the issuance of these securities multiplied by the number of shares of these securities issued with respect to one share of Procter & Gamble common stock. The share multiplier of these securities will be subject to the same adjustments as that of the share multiplier of Procter & Gamble common stock.

     "Exchange Property" means the securities, cash or any other assets distributed in a Reorganization Event, including, in the case of a Spin-off Event, the share of Procter & Gamble common stock with respect to which the spun-off security was issued.

     For purposes of this section, in the case of a consummated tender or exchange offer for all Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer for the Exchange Property, in an amount determined on the basis of the rate of exchange in that tender or exchange offer. In the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

Adjustments to the share multiplier

     No adjustments to the share multiplier will be required unless the share multiplier adjustment would require a change of at least 0.1% in the share multiplier then in effect. The share multiplier resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

     No adjustments to the share multiplier will be required other than those specified above. However, ML&Co. may, at its sole discretion, cause the calculation agent to make additional adjustments to the share multiplier to reflect changes occurring in relation to Procter & Gamble common stock or any other Exchange Property in other circumstances where ML&Co. determines that it is appropriate to reflect those changes. The required adjustments specified above do not cover all events that could affect the closing price of Procter & Gamble common stock, including, without limitation, a partial tender or exchange offer for Procter & Gamble common stock.

     MLPF&S, as calculation agent, shall be solely responsible for the determination and calculation of any adjustments to the share multiplier and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described above, and its determinations and calculations shall be conclusive absent manifest error.

     No adjustments will be made for certain other events, such as offerings of Procter & Gamble common stock by Procter & Gamble for cash or in connection with acquisitions or the occurrence of a partial tender or exchange offer for Procter & Gamble common stock by Procter & Gamble or any third party.

     ML&Co. will, within ten Business Days following the occurrence of an event that requires an adjustment to the share multiplier, or if ML&Co. is not aware of this occurrence, as soon as practicable after becoming so aware, provide written notice to the Trustee, which shall provide notice to the holders of the notes of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjusted share multiplier.

                            MARKET DISRUPTION EVENT

     "Market Disruption Event" means:

          (1) a suspension, absence, including the absence of an official closing price, or material limitation of trading of Procter & Gamble common stock on the NYSE for more than two hours of trading or during the one-half hour period preceding or at the close of trading, as determined by the calculation agent in its sole discretion; or the suspension or material limitation on the primary market for trading in options contracts related to Procter & Gamble common stock, if available, during the one-half hour period preceding or at the close of trading in the applicable market, in each case as determined by the calculation agent in its sole discretion; and

          (2) a determination by the calculation agent in its sole discretion that the event described in clause (1) above materially interfered with the ability of ML&Co. or any of its affiliates to unwind all or a material portion of the hedge with respect to the notes.

     For purposes of determining whether a Market Disruption Event has occurred:

          (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange,

          (2) a decision to permanently discontinue trading in the relevant options contract will not constitute a Market Disruption Event,

          (3) limitations pursuant to any rule or regulation enacted or promulgated by the NYSE, or other regulatory organization with jurisdiction over the NYSE, on trading during significant market fluctuations will constitute a suspension or material limitation of trading in Procter & Gamble common stock,

          (4) a suspension of trading in an options contract on Procter & Gamble common stock by the primary securities market trading in the options, if available, by reason of:

          o a price change exceeding limits set by the securities exchange or market

          o    an imbalance of orders relating to the contracts or

          o    a disparity in bid and ask quotes relating to the contracts will constitute a suspension or material limitation of trading in options contracts related to Procter & Gamble common stock; and

          (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to Procter & Gamble common stock are traded will not include any time when that securities market is itself closed for trading under ordinary circumstances.

     If the Reorganization Event Amount includes securities other than Procter & Gamble common stock, then the above definition shall be revised to include each such security in the same manner as Procter & Gamble common stock is considered in determining whether a Market Disruption Event exists. The definition of Market Disruption Event shall only consider those securities included in determining the Reorganization Event Amount, and thus if Procter & Gamble common stock is not included in the determination of the Reorganization Event Amount, then the Procter & Gamble common stock shall not be considered in determining whether a Market Disruption Event exists.

                      EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default with respect to the notes has occurred and is continuing, the amount payable to a beneficial owner of a note upon any acceleration permitted by the notes will be determined by the calculation agent as if the date of early repayment were the maturity date. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the notes.

                   THE PROCTER & GAMBLE COMPANY COMMON STOCK

     The following information has been derived from publicly available documents published by Procter & Gamble We make no representation or warranty as to the accuracy or completeness of the following information. The Procter & Gamble Company is incorporated in Ohio company and its headquarters are located in Cincinnati, Ohio. Procter & Gamble's business is represented by the aggregate of its laundry and cleaning, paper, beauty care, food and beverage, and health care segments. The markets in which Procter & Gamble's products are sold are highly competitive. The products of Procter & Gamble's business segments compete with many large and small companies, and there is no dominant competitor or competitors. Most of Procter & Gamble's products in each of its segments are distributed through grocery stores and other retail outlets. Procter & Gamble has registered trademarks and owns or has licenses under patents that are used in connection with its business in all segments. The company has approximately 110,000 employees.

     Information provided to or filed with the SEC by Procter & Gamble can be located at the SEC's facilities or through the SEC's website by reference to SEC file number 1-00434 for Procter & Gamble. See "Where You Can Find More Information". ML&Co. makes no representation or warranty as to the accuracy or completeness of the information or reports.

     The selection of Procter & Gamble common stock is not a recommendation to buy or sell Procter & Gamble common stock and neither ML&Co. nor any of its affiliates make any representation to any purchaser of notes as to the performance of Procter & Gamble common stock.

     ML&Co. is not affiliated with Procter & Gamble and Procter & Gamble does not have any obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to Procter & Gamble common stock or other securities of Procter & Gamble. All disclosures contained in this pricing supplement regarding Procter & Gamble are derived from the publicly available documents described in the preceding paragraph. Neither ML&Co. nor MLPF&S has participated in the preparation of these documents or made any due diligence inquiry with respect to Procter & Gamble in connection with the offering of the notes. Neither ML&Co. nor MLPF&S makes any representation that the publicly available documents or any other publicly available information regarding Procter & Gamble are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date hereof, including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph, that would affect the trading price of Procter & Gamble common stock have been publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning Procter & Gamble could affect the amount received at maturity with respect to the notes and therefore the trading prices of the notes. Neither ML&Co. nor any of its affiliates make any representation to any purchaser of the notes as to the performance of the Procter & Gamble common stock.

     ML&Co. or its affiliates may presently or from time to time engage in business, directly or indirectly, with Procter & Gamble including extending loans to, or making equity investments in, Procter & Gamble or providing investment banking or advisory services to Procter & Gamble, including merger and acquisition advisory services. In the course of such business, ML&Co. or its affiliates may acquire non-public information with respect to Procter & Gamble and, in addition, one or more affiliates of ML&Co. may publish research reports with respect to Procter & Gamble.

     Any prospective purchaser of a note should undertake an independent investigation of Procter & Gamble as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Historical Data

     Procter & Gamble common stock is principally traded on the NYSE. The following table sets forth the high and low closing prices during 1996, 1997, 1998, 1999 and during 2000 through July 18, 2000. On July 18, 2000, the last recorded transaction price on the NYSE of Procter & Gamble common stock was $58.25 per share. The closing prices and dividends per share listed below were obtained from Bloomberg Financial Markets. The historical closing prices of Procter & Gamble common stock should not be taken as an indication of future performance, and no assurance can be given that the price of Procter & Gamble common stock will not decrease. Nor can assurance be given that the price of Procter & Gamble common stock will increase above the issue price so that at maturity the beneficial owners of the notes will receive cash in an amount in excess of the principal amount of the notes.

                                                                 Dividends per
                                         High         Low           Share/1/
                                      ----------   -----------   --------------
The Procter & Gamble Company

1996

First Quarter.......................     $44.38        $41.00         0.20

Second Quarter......................     $46.75        $40.50         0.20

Third Quarter.......................     $48.75        $42.06         0.225

Fourth Quarter......................     $55.44        $47.00         0.225


1997

First Quarter.......................     $64.75        $53.31         0.225

Second Quarter......................     $71.81        $57.50         0.225

Third Quarter.......................     $76.75        $64.72         0.2525

Fourth Quarter......................     $83.38        $65.69         0.2525


                                                                 Dividends per
                                         High         Low           Share/1/
                                      ----------   -----------   --------------
Procter & Gamble Co.

1998

First Quarter.......................    $ 86.56       $78.00         0.2525

Second Quarter......................    $ 92.19       $80.75         0.2525

Third Quarter.......................    $ 94.00       $66.81         0.285

Fourth Quarter......................    $ 93.75       $71.13         0.285


1999

First Quarter.......................    $101.13       $83.63         0.285

Second Quarter......................    $102.94       $84.31         0.285

Third Quarter.......................    $103.13       $84.88         0.32

Fourth Quarter......................    $113.75       $93.31         0.32


2000

First Quarter.......................    $117.75       $53.75         0.32

Second Quarter
   (through July 18, 2000)..........    $ 70.50       $53.63         0.32

______________
1 ML&Co. makes no representation as to the amount of dividends, if any, that issuer of the Procter & Gamble common stock will pay in the future. Holders of the notes will not be entitled to receive dividends, if any, that may be payable on the Procter & Gamble common stock.

                          USE OF PROCEEDS AND HEDGING

     The net proceeds to be received by ML&Co. from the sale of the notes will be used for general corporate purposes and may, in part, by ML&Co. or one or more of its affiliates in connection with hedging ML&Co.'s obligations under the notes. See also "Use of Proceeds" in the accompanying prospectus.

     In connection with ML&Co.'s obligations under the notes, ML&Co. has entered into hedging arrangements related to the Procter & Gamble common stock with MLPF&S or an affiliate. MLPF&S or an affiliate has purchased shares of Procter & Gamble common stock in secondary market transactions at or before the time of the pricing of the notes and may sell such shares of Procter & Gamble common stock on or shortly prior to the maturity date. MLPF&S and other affiliates of ML&Co. may from time to time buy or sell the Procter & Gamble common stock for their own accounts, for business reasons or in connection with hedging ML&Co.'s obligations under the notes. These transactions could affect the price of the Procter & Gamble common stock.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following discussion is based upon the opinion of Brown & Wood LLP, counsel to ML&Co. ("Tax Counsel"). As the law applicable to the U.S. Federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding the notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to United States Federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. Holder for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

General

     There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. Federal income tax purposes, of the notes or securities with terms substantially the same as the notes. Accordingly, the proper U.S. Federal income tax characterization and treatment of the notes is uncertain. Pursuant to the terms of the notes, ML&Co. and every holder of a note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a note for all tax purposes as an investment unit consisting of the following components (the "Components"): (i) a debt instrument of ML&Co. (the "Debt Instrument") with a fixed principal amount unconditionally payable on the maturity date equal to the principal amount of the note and bearing stated interest at the stated interest rate on the notes and (ii) a contract (the "Forward Contract") pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to ML&Co. in exchange for the right to receive cash at maturity linked to the price of Procter & Gamble common stock. In the opinion of Tax Counsel, such characterization and tax treatment of the notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. Furthermore, based on ML&Co.'s determination of the relative fair market values of the Components at the time of issuance of the notes, ML&Co. will allocate the entire issue price of the notes to the Debt Instrument and none of the issue price to the Forward Contract. ML&Co.'s allocation of the issue price will be binding on a U.S. Holder of a note, unless such U.S. Holder timely and explicitly discloses to the IRS that its allocation is different from ML&Co.'s. The treatment of the notes described above and ML&Co.'s allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, and no ruling is being requested from the IRS with respect to the notes.

     Due to the absence of authorities that directly address instruments that are similar to the notes, significant aspects of the U.S. Federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. Federal income tax consequences of an investment in a note (including alternative characterizations of a note) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussions are based on the assumption that the treatment and the allocation described above are accepted for U.S. Federal income tax purposes.

Tax Treatment of a Note

     Interest on the Debt Instrument. As described above, the Debt Instrument
is treated as bearing interest at a stated rate of    % per annum. A U.S. Holder
will include "qualified stated interest" equal to the stated interest on the notes in income in accordance with the U.S. Holder's method of accounting for U.S. Federal income tax purposes. Based on ML&Co.'s determination set forth above, the U.S. Holder's tax basis in the Debt Instrument will initially be 100% of the issue price.

     Settlement of the Forward Contract. Upon the final settlement of the Forward Contract, a U.S. Holder would, pursuant to the Forward Contract, be deemed to have applied an amount (the "Forward Contract Payment Amount") equal to the principal amount of the Debt Instrument toward the exchange for the cash payment payable on the notes at maturity, and a U.S. Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the Forward Contract Payment Amount.

     U.S. Holders should note that it is uncertain whether any gain or loss recognized upon the final settlement of the Forward Contract for cash would be capital gain or loss or ordinary income or loss. The distinction between capital gain or loss and ordinary income or loss is potentially significant in several respects. For example, limitations apply to a U.S. Holder's ability to offset capital losses against ordinary income, and certain U.S. Holders may be subject to lower U.S. Federal income tax rates with respect to long-term capital gain than with respect to ordinary income. U.S. Holders should consult their tax advisors with respect to the treatment of gain or loss on a note.

Sale or Exchange of the Note

     Upon a sale or exchange of a note prior to the maturity of the note, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange (as allocated among the Components in accordance with their relative fair market values) and such U.S. Holder's tax basis in the Components deemed so sold or exchanged. Any such gain or loss would generally be long-term or short-term capital gain or loss (depending on the U.S. Holder's holding period for the notes). For these purposes, the amount realized does not include any amount attributable to accrued interest on the Debt Instrument, which would be taxed as described under "Tax Treatment of a Note--Interest on the Debt Instrument" above.

Possible Alternative Tax Treatments of an Investment in a Note

     Due to the absence of authorities that directly address the proper characterization of the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. Federal income tax consequences of owning a note under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

     ML&Co. will take the position that the Contingent Payment Regulations do not apply to the notes. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as OID, subject to the adjustments described below, income at a "comparable yield" on the issue price, regardless of the U.S. Holder's usual method of accounting for U.S. Federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts (such as upon receipt of the cash payment payable at maturity). Furthermore, any gain realized with respect to a note would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's prior ordinary income inclusions (which were not previously reversed) with respect to the notes.

     Even if the Contingent Payment Regulations do not apply to the notes, other alternative U.S. Federal income characterizations or treatments of the notes are also possible, which may also affect the timing and the character of the income or loss with respect to the notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. Federal income tax consequences of an investment in a note.

Non-U.S. Holders

     Based on the treatment of each note as an investment unit consisting of the Debt Instrument and the Forward Contract, in the case of a non-U.S. Holder, payments of interest made with respect to the notes will not be subject to United States withholding tax, provided that such non-U.S. Holder complies with applicable certification requirements and that such payments are not effectively connected with a United States trade or business of such non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a note by a non-U.S. Holder will generally not be subject to United States Federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States and such individual does not have a "tax home" (as defined for United States Federal income tax purposes) in the United States.

     As discussed above, alternative characterizations of the notes for United States Federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the notes to become subject to withholding tax, ML&Co. will withhold tax at the statutory rate. Prospective non-U.S. Holders of the notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

     A beneficial owner of a note may be subject to information reporting and to backup withholding at a rate of 31% of certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

New Withholding Regulations

     On October 6, 1997, the Treasury Department issued new regulations which make certain modifications to the withholding, backup withholding and information reporting rules described above. The new regulations attempt to unify certification requirements and modify reliance standards. The new regulations will generally be effective for payments made after December 31, 2000, subject to certain transitional rules. Prospective investors are urged to consult their own tax advisors regarding the new regulations.